EXHIBIT 99


                                  RISK FACTORS

     You should consider the following risks carefully in evaluating our business and us before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our revenues are dependent on the continued research needs of companies in the pharmaceutical and biotechnology industries.

     We are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. Accordingly, our operations could be materially and adversely affected by general economic downturns in these industries and other factors resulting in a decrease in research and development expenditures. Furthermore, we have benefited from the increasing trend among pharmaceutical and biotechnology companies to hire outside organizations such as ours to conduct both small and large research projects. This "outsourcing" practice has grown substantially during the 1990's and we believe that because of our multiple biologically based capabilities, we are well positioned to continue to take advantage of this trend. However, if companies do not find our services appealing, our revenues will decline. Further, if this trend in outsourcing were to change and companies in these industries reduced their tendency to outsource their projects, our operations and financial condition could be materially and adversely affected.

If we are unable to keep up with rapid changes in the molecular and cellular biology industry, our business and operations could be adversely affected.

     Through our operating subsidiary, CMT, we provide basic and pre-clinical contract research and development in several areas such as:

o        molecular biology;

o        cell biology and gene expression;

o        mouse genetics;

o        bioproduction and reagent preparation; and

o        cell culture media.

These areas of research are relatively new and rapidly expanding. As such, we face all of the risks inherent in a new or emerging industry including changes in the regulatory regime, an absence of an established earnings history, the availability of adequately trained management and employees, and the potential for significant client concentration. There can be no assurance that, even after the expenditure of substantial funds and efforts, we will be able to successfully market our services.

Competition in the pharmaceutical and biotechnology industry is intense.

     The contract research industry is highly fragmented, with national and regional companies ranging from large, full-service companies engaging in contract research and development or reagent services to small, limited-service companies who specialize in one particular aspect of research and development or media production. There are many barriers to entry into the industry. Contract research companies compete on the basis of several factors, including:


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o        reputation for on-time quality performance;

o        expertise and experience in specific therapeutic areas;

o        scope of service offerings and how well such services are integrated;

o        strengths in various geographic markets;

o        price;

o        technological expertise and efficient drug development processes;

o the ability to acquire, process, analyze and report data in a timesaving and accurate manner; and

o        expertise and experience in health economics.

Many of our competitors have achieved significant national, regional and local brand name and product recognition as well as engage in frequent and extensive advertising and promotional programs. Many of our competitors have substantially greater financial, technical, marketing, personnel and other resources than we do. Furthermore, our industry has recently begun to attract attention from the investment community. This could lead to increased competition through the availability of additional financial resources for contract research companies. While we believe that we can compete effectively, and have done so in the past, there can be no assurance that we will be able to do so in the future.

If the current trend in the consolidation of contract research companies continues, our financial condition could be adversely affected.

     As competition in the biotechnology and pharmaceutical industries has increased, more and more contract research companies have begun to consolidate. This trend is likely to produce even greater competition among larger contract research companies for both clients and acquisition candidates. Contract research companies may also begin to selectively choose which companies they will work with. If we are unable to take advantage of this trend in consolidation and this trend continues, we may lose customers to larger contract research companies and our revenues will decrease.

The potential loss or delay of our large contracts could adversely affect our results.

     Most of our contracts for the provision of our services are on a fee-for-service basis, providing for payments only after certain research milestones have been reached. We do not receive residual or royalty payments for future discoveries or uses involving the materials or services provided by us to our customers. For the year ended December 31, 1999, these fee-for-service contracts accounted for 61% of our total annual revenues. Since our contracts are predominantly fee-for-service, we bear the risk if it costs us more to perform our services than what we charge our customers. Most of our contracts, including those with governmental agencies, are terminable by the client immediately or upon notice for a variety of reasons, including:

o        the failure of our products to satisfy safety requirements;

o        unexpected or undesired results of our products;

o the client's decision to terminate the development of our products or to forego or end a particular study; and

o        Our failure to properly discharge our obligations thereunder.

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Although the contracts often require payment to us for our expenses to wind down the study and fees earned to date and, in some cases, a termination fee, the loss of one or more of our large contracts could have a material adverse effect on our business and operations.

Our revenues are dependent on a limited and highly concentrated number of companies.

     We have one customer who accounted for approximately 35% of our annual revenue for the fiscal year ended December 31, 1999 and two customers who accounted for approximately 24% of our annual revenues for the fiscal year ended December 31, 1998. These revenues resulted from services provided by our molecular cell science and specialty media divisions. The decrease or loss of business from these customers or any future customer of similar size could have a material adverse effect on our results of operations or financial condition.

The relaxation or change of existing government regulations could cause a decrease in our revenues.

     Our business depends on the continued strict government regulation of the drug development process, especially in the United States and Europe. Any relaxation or change in existing regulations could have a material adverse effect on the demand for the services we offer. Potential regulatory changes under consideration in the United States and elsewhere includes:

o        mandatory substitution of generic drugs for patented drugs;

o        relaxation in the scope of regulatory requirements; and

o        the introduction of simplified drug approval procedures.

If future regulatory cost containment efforts limit the profits, which can be derived on new drugs, our customers may reduce their research and development spending which could reduce the business they outsource to us. These and other changes in regulation could have a material impact on the business opportunities available to us, and in turn, reduce the revenues we are able to generate.

If we are unable to comply with existing regulations, our business and operations could be materially and adversely affected.

     The failure on our part to comply with applicable regulations could result in the termination of ongoing research, sales and marketing or the disqualification of data for submission to regulatory authorities. Furthermore, if we or our customers are notified by any governmental agency that we have failed to follow or violated accepted practices, our business and operations could be adversely affected.

Our financial condition and results of operation may be adversely affected if the government approves health care reform.

     The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. During 1994, several comprehensive health care reform proposals were introduced in Congress. The intent of the proposals were, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While the proposals were never adopted, health care reform may again be addressed by Congress. Similar reform movements have occurred in Europe and Asia. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, which could decrease the business opportunities available to us. We are unable to predict the likelihood of such or similar legislation being enacted into law or the effects such legislation would have on us.


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The biotechnology and pharmaceutical industries are subject to strict environmental regulations.

     Our operations are subject to evolving federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations require us to obtain permits. Although we believe that we are in substantial compliance with all applicable material environmental laws, it is possible that there are material environmental liabilities of which we are unaware. If the costs of compliance with the various existing or future environmental laws and regulations, including any penalties which may be assessed for failure to obtain the necessary permits, exceed our budgets for such items, our business could be adversely affected. We may also be required to expend substantial sums of revenue for damages and cleanup costs due to our disposal of hazardous waste.

We may be faced with potential liability for injuries resulting from our products.

     We may be exposed to product liability claims as a result of the sale of our products. Although we have obtained product liability insurance in the aggregate amount of $2.0 million ($1.0 million per occurrence), and an umbrella policy that provides a $10.0 million coverage (per occurrence or aggregate), there can be no assurance that such insurance will fully cover us against any claims by our customers. If a successful suit were brought against us, unavailability or insufficiency of insurance coverage could have a material adverse effect on our operations. Moreover, any adverse publicity arising from claims made against us, even if such claims were unsubstantiated and unsuccessful, could adversely affect our reputation and sales.

Due to expected fluctuations in our quarterly operating results, you should not rely on the results of any single quarter as being indicative of our future results.

     Our quarterly operating results are subject to volatility due to such factors as the commencement, completion or cancellation of large contracts, progress of ongoing contracts, acquisitions, the timing of start-up expenses for new offices and changes in the mix of services. Since a large percentage of our operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. Comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. However, fluctuations in quarterly results could affect the market price of our common stock in a manner unrelated to our long term operating performance.

If we do not effectively manage our growth in the future, our operations could be disrupted or our financial condition could be impaired.

     We review many acquisition candidates in the ordinary course of business and, in addition to acquisitions already made, we are continually evaluating new acquisition opportunities. Acquisitions involve numerous risks, including among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. In the event that the operations of an acquired business do not perform as expected, we may be required to restructure the acquired business or write off the value of some or all of the assets of the acquired business. Further, to the extent that any future acquisitions are affected through the issuance of stock to the shareholders of the acquired company, the interest of our shareholders prior to the acquisition will be diluted. There can be no assurance that acquisition candidates will be available on terms and conditions acceptable to us or, that any past or future acquisition will be successfully integrated into our operations, or that they will contribute favorably to our results of operations or financial condition.

If we are unable to successfully develop and market potential new services, our growth could be adversely affected.

     Another key element of our growth strategy is the successful development and marketing of new services, which complement or expand our existing business. If we are unable to develop new services and attract a customer base for those newly developed services, we will not be able to implement this element of our growth strategy, and our future business, results of operations and financial condition could be adversely affected.

The unauthorized use of our proprietary information may have an adverse effect on our financial condition.

     We utilize various proprietary information in connection with the providing of our services and the manufacture and sale of our products. We have also developed processes and formulas with respect to cell and embryo culture media and reagents and gene expression systems that we believe are proprietary to us. To protect our proprietary information, we rely on the customary principles of "work-for-hire" and have entered into non-disclosure agreements with some of our employees. We are also currently awaiting the approval of a trademark


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application pending before the United States Patent and Trademark Commission with respect to one of our products. There can be no assurances, however, that our proprietary information will be adequately protected. If third parties infringe on our proprietary information, or independently develop the same type of proprietary information as our own, our financial condition may be adversely affected.

Defending against claims of intellectual property infringement could be expensive and could disrupt our business operations.

     We believe that our technology has been independently developed and does not infringe upon the proprietary rights of others. There can be no assurance, however, that our technology does not, and will not in the future, infringe upon the rights of third parties. We may be a party to legal proceedings and claims relating to the proprietary information of others from time to time in the ordinary course of our business. We may incur substantial expense in defending against these third-party infringement claims, regardless of their merit. A successful claim might subject us to substantial monetary liability and might require us to modify our products or obtain a license to develop our products. We may not have sufficient financial or other resources necessary to successfully defend a patent infringement or other proprietary rights action. There can be no assurance that if forced to, we could modify our products or obtain a license to develop our products. Failure to do any of the foregoing could have a material adverse effect on our operations.

If we are unable to retain the services of several key management and technical employees, our operations may be adversely affected.

     Our success substantially depends on the performance, contributions and expertise of our senior management team, led by Thomas Livelli, President and Chief Executive Officer of Cell & Molecular Technologies, Inc., our subsidiary. We do not maintain key man life insurance on Mr. Livelli. As of February 15, 2000, we had 5 executive employees and 27 other employees. The departure of Mr. Livelli, or any key executive could have a material adverse effect on us. Our performance also depends on our ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for our contract sales services. If we are unable to attract and retain qualified personnel, our business, results of operations or financial condition could be adversely affected.


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Our charter documents and Delaware law may inhibit a takeover of our company.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management that a stockholder might consider favorable. These provisions include, among others:

o the right of the board to elect a director to fill a space created by the expansion of the board;

o        the ability of the board to alter our bylaws; and

o the ability of the board to issue series of preferred stock without stockholder approval.

We currently do not plan to pay cash dividends on our shares.

     We have never declared or paid any cash dividends on our common stock, nor do we intend on doing so in the future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and financial condition as well as other relevant factors. We currently intend to retain all earnings, if any, to finance our continued growth and the development of our business.

Our backlog may not be indicative of future results.

     We report backlog based on anticipated net revenue from uncompleted projects that a customer has authorized. We cannot assure you that the backlog we have reported will be indicative of our future results. A number of factors may affect our backlog, including:

o the variable size and duration of projects (some are performed over several years);

o        the loss or delay of projects; and

o        a change in the scope of work during the course of a project.